Exhibit 99.1

iHuman Inc. Announces Second Quarter 2023 Unaudited Financial Results

BEIJING, China, September 21, 2023 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Highlights

•	Revenues were RMB241.0 million (US$33.2 million), compared with RMB230.6 million in the same period last year.

•	Gross profit was RMB170.8 million (US$23.6 million), compared with RMB163.2 million in the same period last year.

•	Operating income was RMB40.9 million (US$5.6 million), a year-over-year increase of 80.8%.

•	Adjusted operating income[1] was RMB43.3 million (US$6.0 million), a year-over-year increase of 75.7%.

•	Net income was RMB42.1 million (US$5.8 million), a year-over-year increase of 93.1%.

•	Adjusted net income[1] was RMB44.5 million (US$6.1 million), a year-over-year increase of 86.8%.

•	Average total MAUs[2] for the second quarter were 20.33 million, a year-over-year increase of 11.7%.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “Despite the impact of seasonality on our business, we are pleased to deliver another quarter of solid results, marked by year-over-year revenue improvement and enhanced profitability. This performance underscores the resilience of our business model and the effective execution by our team to further solidify our industry-leading position. During the quarter, we remained committed to our product-driven strategy and to strengthening our portfolio through a combination of cutting-edge technological innovation and captivating content. Domestically, we further optimized our comprehensive portfolio, rolling out enhancements to both newer releases and well-established core offerings. For example, within iHuman Little Artists, we launched “Interactive Art Gallery”, an innovative module designed to introduce children to art and nurture their creativity through an integrated online-offline experience. Leveraging advanced technologies such as key point recognition, image segmentation and an AI-driven assessment engine, the module provides children with extensive support throughout their creative journey, including step-by-step instructions, instant and personalized feedback, and guidance from seasoned art professionals. Within our long-standing flagship app, iHuman Chinese, which is the prominent market leader in the category, we introduced a new module named “Chinese Characters in Daily Life.” By integrating Chinese characters into everyday life scenarios and weaving them into intriguing short stories that resonate with children, the module strengthens children’s familiarity and proficiency with Chinese characters in a fun way. Internationally, we continued to boost our market presence by diligently enriching our product offerings with enlightening content and innovative features. In particular, we expanded Aha World with two more highly engaging modules, “My World” and “City.” Designed to further unleash children’s creativity, these modules offer children a wide array of elements with which they can use their imagination to custom-design scenes from daily life in the virtual world. The open-ended creative experience offered by these modules received an enthusiastic reception from our young audience. Looking ahead, we will continue to focus on technological innovation and content excellence to secure the long-term success of our products and sustainable growth of our business.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “We reported another solid set of results which reflects our commitment and continued focus on driving sustainable growth and profitability. Our revenues continued to grow year-over-year and our net income nearly doubled, marking our sixth consecutive quarter of profitability. Our strong and balanced financial position enables us to continue investing in innovation and cutting-edge technologies to support the sustainable growth of our business. The solid foundation created by our user base is an integral driver for our long-term growth. During the quarter, our average total MAUs increased by 11.7% year-over-year to 20.33 million. We are encouraged by the strength and resilience of our diversified business and our ability to execute on our strategy to drive business growth. As we move into the second half of the year, we will continue to drive business growth and create value for our shareholders by further enhancing our operational efficiency and strategically investing in long-term growth opportunities, fortifying our industry-leading position.”

1 “Adjusted operating income” and “adjusted net income” exclude share-based compensation expenses. Please see “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and non-GAAP Results” at the end of this press release.

2 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

Second Quarter 2023 Unaudited Financial Results

Revenues

Revenues were RMB241.0 million (US$33.2 million), an increase of 4.5% from RMB230.6 million in the same period last year, primarily driven by user expansion and enhanced user engagement.

Average total MAUs for the quarter were 20.33 million, an increase of 11.7% year-over-year from 18.20 million in the same period last year. The number of paying users3 was 1.31 million.

Cost of Revenues

Cost of revenues was RMB70.2 million (US$9.7 million), an increase of 4.1% from RMB67.4 million in the same period last year.

Gross Profit and Gross Margin

Gross profit was RMB170.8 million (US$23.6 million), an increase of 4.7% from RMB163.2 million in the same period last year. Gross margin was 70.9%, maintaining approximately the same level from 70.8% in the same period last year.

Operating Expenses

Total operating expenses were RMB130.0 million (US$17.9 million), a decrease of 7.6% from RMB140.6 million in the same period last year.

Research and development expenses were RMB63.4 million (US$8.7 million), a decrease of 18.9% from RMB78.2 million in the same period last year, primarily due to payroll-related cost savings and decreased outsourcing expenses as a result of the continued optimization of our operational efficiency.

Sales and marketing expenses were RMB40.6 million (US$5.6 million), an increase of 21.0% from RMB33.5 million in the same period last year, primarily due to increased strategic spending on promotional activities.

General and administrative expenses were RMB26.0 million (US$3.6 million), compared with RMB28.8 million in the same period last year.

Operating Income

Operating income was RMB40.9 million (US$5.6 million), an increase of 80.8% from RMB22.6 million in the same period last year.

Excluding share-based compensation expenses, adjusted operating income was RMB43.3 million (US$6.0 million), an increase of 75.7% from RMB24.6 million in the same period last year.

Net Income

Net income was RMB42.1 million (US$5.8 million), an increase of 93.1% from RMB21.8 million in the same period last year.

3 “Paying users” refers to users who paid subscription fees for premium content on any of the Company’s apps during a specific period; a user who makes payments across different apps using the same registered account is counted as one paying user, and a user who makes payments for the same app multiple times in the same period is counted as one paying user.

Adjusted net income was RMB44.5 million (US$6.1 million), an increase of 86.8% from RMB23.8 million in the same period last year.

Basic and diluted net income per ADS were RMB0.80 (US$0.11) and RMB0.77 (US$0.11), respectively, compared with RMB0.41 and RMB0.40 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Adjusted diluted net income per ADS was RMB0.81 (US$0.11), compared with RMB0.44 in the same period last year.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB325.8 million (US$44.9 million) as of June 30, 2023, compared with RMB379.1 million as of December 31, 2022.

Cash, Cash Equivalents and Time Deposits

Cash, cash equivalents and time deposits were RMB1,104.8 million (US$152.4 million) as of June 30, 2023, compared with RMB1,050.0 million as of December 31, 2022.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2023, which was RMB7.2513 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming cognitive development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: eric.yuan@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,049,999	967,472	133,420
Time deposits	-	137,290	18,933
Accounts receivable, net	79,614	58,982	8,134
Inventories, net	19,127	15,144	2,088
Amounts due from related parties	2,286	1,780	245
Prepayments and other current assets	102,765	92,630	12,774
Total current assets	1,253,791	1,273,298	175,594
Non-current assets
Property and equipment, net	9,205	7,284	1,005
Intangible assets, net	24,872	24,707	3,407
Operating lease right-of-use assets	12,782	3,626	500
Long-term investment	26,333	26,333	3,631
Other non-current assets	6,416	6,659	922
Total non-current assets	79,608	68,609	9,465
Total assets	1,333,399	1,341,907	185,059

LIABILITIES
Current liabilities
Accounts payable	24,206	20,198	2,785
Deferred revenue and customer advances	379,063	325,828	44,934
Amounts due to related parties	6,944	3,529	487
Accrued expenses and other current liabilities	144,717	110,440	15,230
Current operating lease liabilities	6,123	1,566	216
Total current liabilities	561,053	461,561	63,652
Non-current liabilities
Non-current operating lease liabilities	2,894	2,267	313
Total non-current liabilities	2,894	2,267	313
Total liabilities	563,947	463,828	63,965
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2022 and June 30, 2023; 125,122,382 Class A shares issued and 121,722,467 outstanding as of December 31, 2022; 125,122,382 Class A shares issued and 119,857,402 outstanding as of June 30, 2023; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2022 and June 30, 2023; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2022 and June 30, 2023)	185	185	26
Additional paid-in capital	1,079,099	1,083,937	149,482
Treasury stock	(7,123)	(15,592)	(2,150)
Statutory reserves	7,967	7,967	1,099
Accumulated other comprehensive income	10,497	27,035	3,728
Accumulated deficit	(321,173)	(225,453)	(31,091)
Total shareholders’ equity	769,452	878,079	121,094
Total liabilities and shareholders’ equity	1,333,399	1,341,907	185,059

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	230,607	265,203	240,993	33,234	473,286	506,196	69,808
Cost of revenues	(67,417)	(79,636)	(70,160)	(9,676)	(140,214)	(149,796)	(20,658)

Gross profit	163,190	185,567	170,833	23,558	333,072	356,400	49,150

Operating expenses
Research and development expenses	(78,201)	(61,673)	(63,412)	(8,745)	(174,826)	(125,085)	(17,250)
Sales and marketing expenses	(33,530)	(40,435)	(40,564)	(5,594)	(69,436)	(80,999)	(11,170)
General and administrative expenses	(28,849)	(26,735)	(25,982)	(3,583)	(54,907)	(52,717)	(7,270)
Total operating expenses	(140,580)	(128,843)	(129,958)	(17,922)	(299,169)	(258,801)	(35,690)
Operating income	22,610	56,724	40,875	5,636	33,903	97,599	13,460
Other income, net	2,917	6,082	8,132	1,121	6,264	14,214	1,960
Income before income taxes	25,527	62,806	49,007	6,757	40,167	111,813	15,420
Income tax expenses	(3,737)	(9,160)	(6,933)	(956)	(5,259)	(16,093)	(2,219)
Net income	21,790	53,646	42,074	5,801	34,908	95,720	13,201

Net income per ADS:
- Basic	0.41	1.01	0.80	0.11	0.66	1.81	0.25
- Diluted	0.40	0.98	0.77	0.11	0.64	1.75	0.24

Weighted average number of ADSs:
- Basic	53,308,924	52,953,297	52,804,594	52,804,594	53,392,158	52,878,535	52,878,535
- Diluted	53,958,284	54,763,570	54,725,528	54,725,528	54,009,098	54,744,139	54,744,139

Total share-based compensation expenses included in:
Cost of revenues	39	98	70	10	103	168	23
Research and development expenses	801	638	1,142	157	1,768	1,780	245
Sales and marketing expenses	430	379	59	8	342	438	60
General and administrative expenses	762	1,292	1,160	160	1,776	2,452	338

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income	22,610	56,724	40,875	5,636	33,903	97,599	13,460
Share-based compensation expenses	2,032	2,407	2,431	335	3,989	4,838	666
Adjusted operating income	24,642	59,131	43,306	5,971	37,892	102,437	14,126

Net income	21,790	53,646	42,074	5,801	34,908	95,720	13,201
Share-based compensation expenses	2,032	2,407	2,431	335	3,989	4,838	666
Adjusted net income	23,822	56,053	44,505	6,136	38,897	100,558	13,867

Diluted net income per ADS	0.40	0.98	0.77	0.11	0.64	1.75	0.24
Impact of non-GAAP adjustments	0.04	0.04	0.04	0.00	0.08	0.09	0.01
Adjusted diluted net income per ADS	0.44	1.02	0.81	0.11	0.72	1.84	0.25

Weighted average number of ADSs – diluted	53,958,284	54,763,570	54,725,528	54,725,528	54,009,098	54,744,139	54,744,139
Weighted average number of ADSs – adjusted	53,958,284	54,763,570	54,725,528	54,725,528	54,009,098	54,744,139	54,744,139